UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press Release

Suzano announces pricing

of cash tender offers

São Paulo, September 8, 2025 – Suzano International Finance B.V (“Suzano International Finance”) and Suzano Austria GmbH (“Suzano Austria”), both wholly owned subsidiaries of Suzano S.A. (“Suzano” or “Guarantor”), announce the determination of the Tender Consideration (as defined below) to purchase for cash any and all of the outstanding Notes (as defined below) validly tendered in the Offers, excluding any accrued and unpaid interest (the “Accrued Interest”), of the outstanding Notes issued by Suzano International Finance and Suzano Austria as set forth in the table below (the “Notes”), validly tendered and accepted for purchase. The Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated September 2, 2025 (the “Offer to Purchase”).

Suzano International Finance and Suzano Austria are together referred to herein as the “Offerors,” “we” or “our.” The term “Offers” may refer to each or both of the Offers, and the term “Offeror” may refer to the applicable Offeror, in each case, as the circumstances may require.

The Offers are not contingent upon the tender of any minimum principal amount of Notes. However, each Offeror’s obligation to purchase Notes in the Tender Offers is subject to the satisfaction or waiver by us of certain conditions, including the pricing of and receipt of proceeds from an offering of debt securities (the “New Notes”) of Suzano Netherlands B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and a wholly owned finance subsidiary of Suzano (“Suzano Netherlands”), denominated in U.S. Dollars, on terms reasonably satisfactory to us, in our sole discretion and subject to applicable law (the “Debt Financing Transaction”), generating net proceeds in an amount that is sufficient to effect the repurchase of the Notes validly tendered and accepted for purchase pursuant to the Tender Offers, including the payment of any premiums, Accrued Interest and costs and expenses incurred in connection therewith (the “Financing Condition”).

Title of Security	Issuer	Security Identifiers	Reference U.S. Treasury Security (1)	Fixed Spread	Repurchase Yield(2)	Tender Consideration(3)(4)
5.750% Guaranteed Notes due 2026	Suzano Austria GmbH	CUSIP Nos.: 05674XAA9/A9890AAA8 ISINs: US05674XAA90/USA9890AAA81	4.50% due July 15, 2026	+50 bps	4.253%	US$1,012.18
5.500% Guaranteed Notes due 2027	Suzano International Finance B.V.	CUSIP No: N8438JAB4 ISIN: USN8438JAB46	4.00% due January 15, 2027	+50 bps	4.132%	US$1,017.73

(1)	The Dealer Managers (as defined below) quoted the bid-side price of the Reference U.S. Treasury Security set forth in the table above from Bloomberg Bond Trader FIT4.
(2)	The “Repurchase Yield” is equal to the Reference Yield (as defined in the Offer to Purchase) plus the Fixed Spread.
(3)	Per US$1,000 principal amount.
(4)	The Tender Consideration for Notes validly tendered on or prior to the Expiration Date (as defined below) is calculated using the applicable Fixed Spread for the applicable series of Notes to the yield of the Reference U.S. Treasury Security for that series as of 2:00 p.m., New York City time, on September 8, 2025. All holders of Notes accepted for purchase will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from and including the applicable Accrued Interest.

Holders that validly tender and do not validly withdraw their Notes in the Offers at or prior to 5:00 p.m., New York City time, on September 8, 2025 (the “Expiration Date”), and whose Notes are accepted for purchase will be entitled to receive the tender consideration as set forth in the table above per US$1,000 principal amount of Notes validly tendered and not validly withdrawn and accepted for purchase (the “Tender Consideration”). In addition, holders whose Notes are validly tendered and accepted for purchase pursuant to the Offers will also receive Accrued Interest up to, but excluding, the Settlement Date. For the avoidance of doubt, Accrued Interest will not be paid for any periods following the Settlement Date in respect of any Notes accepted and purchased in the applicable Offer. Accrued Interest on the Notes tendered using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) will cease to accrue on the Settlement Date (as defined below).

The applicable Tender Consideration payable per US$1,000 principal amount of Notes tendered and accepted for purchase pursuant to the Offers was determined by the Dealer Managers in the manner described in the Offer to Purchase by reference to the applicable fixed spread for each series of Notes (as set forth in the table above) plus the applicable yield-to-maturity based on the bid-side price of the applicable Reference U.S. Treasury Security for that series of Notes (as set forth in the table above) at 2:00 p.m., New York City time, on September 8, 2025.

Payment of the applicable Tender Consideration and Accrued Interest for the Notes validly tendered and accepted for purchase will be made on September 11, 2025 (the “Settlement Date”). The Offers will expire on the Expiration Date.

The Offerors have retained BofA Securities, Inc., Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC, HSBC Securities (USA) Inc., MUFG Securities Americas Inc., and UBS Securities LLC to serve as dealer managers (the “Dealer Managers”) and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers. The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/suzano. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase because it will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 ((800) 207-3159 (US toll free) or in writing at suzano@dfking.com. Questions about the Offers may be directed to BofA Securities, Inc. by telephone at +1 (888) 292-0070, Credit Agricole Securities (USA) Inc. by telephone at +1 (866) 807-6030, HSBC Securities (USA) Inc. by telephone at +1 (888) HSBC-4LM, J.P. Morgan Securities LLC by telephone at +1 (866) 834-4666, MUFG Securities Americas Inc. by telephone at +1 (212) 405-7481 and UBS Investment Bank by telephone at +1(833) 690-0971.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers are being made by the Dealer Managers on behalf of the Offerors. None of the Offerors, D.F King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, is making any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, D.F King the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

For further information, please contact:

Phone: +55 11 3503-9330

E-mail: ri@suzano.com.br

This press release may include statements that present Suzano’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Suzano cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil; (b) the global economy; (c) the capital markets; (d) the volatility of the prices of the raw materials we sell or purchase to use in our business; and (e) global competition in the markets in which Suzano operates. To obtain further information on factors that may lead to results different from those forecast by Suzano, please consult the reports Suzano files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Suzano’s annual report on Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2025

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Executive Vice-President of Finance and Investor Relations

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